GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

April 24, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“Great-West”)
Variable Annuity-8 Series Account (the “Registrant”)
Initial Registration Statement on Form N-4 for the SecureFoundation Variable Annuity
File Nos. 811-23050 & 333-

Commissioners:

On behalf of Great-West and the Registrant, filed herewith is the above-captioned initial registration statement (“Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940. Registrant is filing the Registration Statement for the purposes of registering a new individual variable deferred annuity contract with a guaranteed lifetime withdrawal benefit to be issued to IRA owners by Great-West through the Registrant, a separate account of Great-West.

To facilitate the Commission staff’s review of the Registration Statement, we are providing a courtesy copy of the Registration Statement to Mr. Patrick Scott in the Division of Investment Management, Disclosure Review Office No. 3.

Please direct any question or comment regarding the Registration Statement to me at (303) 737-4675 or at ryan.logsdon@greatwest.com or to Steve Roth of Sutherland Asbill & Brennan LLP at (202) 383-0158.

Sincerely yours,

/s/ Ryan L. Logsdon
Ryan L. Logsdon
Assistant Vice President & Counsel

cc:     Patrick F. Scott, Esq.

          Division of Investment Management, Disclosure Review Office No. 3.

Steve E. Roth, Esq.

Sutherland Asbill & Brennan LLP